Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this joint announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this joint announcement.

This joint announcement appears for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities of Viva or Bossini nor is it a solicitation of any vote or approval in any jurisdiction.

This joint announcement is not for release, publication or distribution, in whole or in part, in, into or from any jurisdiction where to do so would constitute a violation of the applicable laws or regulations of such jurisdiction.

VIVA GOODS COMPANY LIMITED	BOSSINI INTERNATIONAL HOLDINGS LIMITED
非 凡 领 越 有 限 公 司	堡 獅 龍 國 際 集 團 有 限 公 司 *
(Incorporated in the Cayman Islands with limited liability)	(Incorporated in Bermuda with limited liability)
(Stock Code: 933)	(Stock Code: 592)

DRAGON LEAP CONSUMABLES LIMITED
(Incorporated in the British Virgin Islands with limited liability)

JOINT ANNOUNCEMENT

(1) PROPOSAL FOR THE PRIVATISATION OF BOSSINI INTERNATIONAL
HOLDINGS LIMITED BY DRAGON LEAP CONSUMABLES LIMITED BY WAY OF
A SCHEME OF ARRANGEMENT UNDER SECTION 99 OF THE COMPANIES ACT

(2) EFFECTIVE DATE OF THE SCHEME

(3) THE OPTION OFFER BECAME UNCONDITIONAL

(4) DATE OF WITHDRAWAL OF LISTING OF THE SHARES OF BOSSINI
INTERNATIONAL HOLDINGS LIMITED

Financial adviser to the Offeror and Viva

Independent Financial Adviser to the Bossini Independent Board Committee

* For identification purpose only

INTRODUCTION

Reference is made to (i) the scheme document jointly issued by Bossini, Viva and the Offeror dated 3 January 2025 in relation to, among other things, the Proposal (the “Scheme Document”); (ii) the announcement jointly issued by Bossini, Viva and the Offeror dated 10 February 2025 in relation to, among other things, the results of the Court Meeting and the Bossini SGM; and (iii) the announcement jointly issued by Bossini, Viva and the Offeror dated 4 March 2025 in relation to, among other things, the sanction of the Scheme by the Court (the “Scheme Sanction Announcement”).

Unless otherwise defined, capitalised terms used herein shall have the same meanings as those defined in the Scheme Document.

EFFECTIVE DATE OF THE SCHEME

As disclosed in the Scheme Sanction Announcement, the Scheme was sanctioned (without modification) by the Court on Monday, 3 March 2025 (Bermuda time).

A copy of the order of the Court sanctioning the Scheme was delivered to the Registrar of Companies in Bermuda for registration on Thursday, 13 March 2025 (Bermuda time). Accordingly, Condition (d) as set out in the section headed “4. Conditions to the Proposal and the Scheme” in the Explanatory Statement in Part VII of the Scheme Document was fully satisfied.

All of the outstanding Scheme Conditions as set out in the section headed “4. Conditions to the Proposal and the Scheme” in the Explanatory Statement in Part VII of the Scheme Document were fulfilled and the Scheme became effective on Thursday, 13 March 2025 (Bermuda time).

THE OPTION OFFER BECAME UNCONDITIONAL

The Option Offer is conditional upon the Scheme becoming effective. As at 4:00 p.m. on Monday, 24 February 2025, being the latest time and date for lodging the Form of Acceptance in relation to the Option Offer, valid acceptances of the Option Offer in respect of 165,118,814 Bossini Share Options (representing all outstanding Bossini Share Options) have been received.

Accordingly, the Option Offer became unconditional on Thursday, 13 March 2025 (Bermuda time) and all outstanding Bossini Share Options are cancelled.

WITHDRAWAL OF THE LISTING OF THE BOSSINI SHARES

The listing of the Bossini Shares on the Stock Exchange will be withdrawn with effect from 4:00 p.m. on Monday, 17 March 2025.

Share certificates in respect of the new Viva Shares will be dispatched on or before Monday, 24 March 2025 to the Scheme Shareholders whose names appear on the register of members of Bossini and the Bossini Optionholders as at the Record Date at their respective registered addresses, and such share certificates will be sent by ordinary post in postage pre-paid envelopes. All such share certificates will be sent at the risk of the person(s) entitled thereto and none of Bossini, Viva, the Offeror nor their respective advisers and share registrars, and any of their respective directors, employees, officers, agents or associates or any other persons involved in the Proposal will be responsible for any loss or delay in despatch.

By order of the board of directors	By order of the board of directors
VIVA GOODS COMPANY LIMITED	BOSSINI INTERNATIONAL HOLDINGS LIMITED
Mr. LI Ning	Mr. ZHAO Jianguo
Chairman and Chief Executive Officer	Chairman and Executive Director

By order of the board of directors
DRAGON LEAP CONSUMABLES LIMITED
Mr. LI Ning
Director

Hong Kong, 14 March 2025

As at the date of this joint announcement,

(a)	the Bossini Board comprises three executive directors, namely Mr. ZHAO Jianguo (Chairman), Mr. CHEUNG Chi (Chief Executive Officer) and Ms. YU Xin, one non-executive director, namely Mr. LAW Ching Kit Bosco, and three independent non-executive directors, namely Mr. LEE Kwok Ming, Prof. SIN Yat Ming and Mr. CHEONG Shin Keong;
(b)	the Viva Board comprises three executive directors, namely Mr. LI Ning (Chairman and Chief Executive Officer), Mr. LI Chunyang and Mr. LI Qilin, four non-executive directors, namely Mr. Victor HERRERO, Mr. MA Wing Man, Ms. LYU Hong and Mr. QIAN Cheng, and four independent non-executive directors, namely Mr. LI Qing, Mr. PAK Wai Keung, Martin, Mr. WANG Yan and Professor CUI Haitao; and
(c)	the board of directors of the Offeror comprises two directors, namely Mr. LI Ning and Mr. CHEUNG Chi.

The directors of Bossini jointly and severally accept full responsibility for the accuracy of the information contained in this joint announcement relating to the Bossini Group (other than that relating to the Viva Group and the Offeror) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this joint announcement by the Bossini Board have been arrived at after due and careful consideration and there are no other facts not contained in this joint announcement the omission of which would make any statement in this joint announcement misleading.

The directors of Viva jointly and severally accept full responsibility for the accuracy of the information contained in this joint announcement relating to the Viva Group and the Offeror (other than that relating to the Bossini Group) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this joint announcement by the Viva Board have been arrived at after due and careful consideration and there are no other facts not contained in this joint announcement the omission of which would make any statement in this joint announcement misleading.

The directors of the Offeror jointly and severally accept full responsibility for the accuracy of the information contained in this joint announcement relating to the Offeror (other than that relating to the Viva Group and the Bossini Group) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this joint announcement by the Offeror Board have been arrived at after due and careful consideration and there are no other facts not contained in this joint announcement the omission of which would make any statement in this joint announcement misleading.

-3-